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                               November 7, 2022

       Gregory Anderson
       Chief Financial Officer
       Allegiant Travel CO
       1201 North Town Center Drive
       Las Vegas, Nevada 89144

                                                        Re: Allegiant Travel CO
                                                            Form 10-K for the
Fiscal Year ended December 31, 2021
                                                            Filed March 1, 2022
                                                            File No. 001-33166

       Dear Gregory Anderson:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year ended December 31, 2021

       Financial Statements
       Note 7 Long Term Debt, page 71

   1. We note that as of December 31, 2021, your report debt of $1.7 billion and equity of $1.2 billion, which appears
to yield a debt to equity ratio of 1.4x, increasing to 1.6x as of June
                                                        30, 2022. Please
address the following points:

                                                              State separately
in the balance sheet or in the notes to your financial statements, as may include a
tabulation, each issue or type of obligation and additional information as will indicate
the general character of each type of debt, including the interest rates and dates of
maturity, to comply with Rule 5-02.22 of Regulation S-X.

                                                              Tell us and
disclose how recent disruptions to financial markets affect your ability to access your
traditional funding sources on the same or reasonably similar terms as
 Gregory Anderson
Allegiant Travel CO
November 7, 2022
Page 2
              were available to you in recent periods, consistent with guidance in Items
              303(b)(1) and (c)(1) of Regulation S-K, and CF Disclosure Guidance Topic 9A (June
              23, 2020), which is available on our website.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact John Cannarella, Staff Accountant at (202) 551-3337 or Karl Hiller,
Branch Chief, at (202)551-3686 with any questions.



FirstName LastNameGregory Anderson                          Sincerely,
Comapany NameAllegiant Travel CO
                                                            Division of
Corporation Finance
November 7, 2022 Page 2                                     Office of Energy &
Transportation
FirstName LastName